Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: May 9, 2018

As part of our ongoing communications plan and support, we have updated our Q&A and created user-friendly message sheets for our more than 45,000 plus employees to use to communicate key points to their stakeholder groups regarding our pending combination with Express-Scripts.

CIGNA & EXPRESS SCRIPTS: KEY FACTS ON EXPRESS SCRIPTS

JOINING FORCES WITH A DIVERSE, HIGH-PERFORMING PHARMACY PORTFOLIO TO MAKE PRESCRIPTION DRUGS SAFER AND MORE AFFORDABLE FOR MILLIONS OF AMERICANS

Express Scripts: Premier Pharmacy Management Platform

- 30+ years of innovation and cost containment for clients
- Focus on simultaneously improving affordability and clinical outcomes
- Puts medicine within reach of 83+ million people
- Technology-focused solutions utilizing specialized care models and 1.4 billion patient interactions annually
- Provides tools to align and engage patients, physicians and employers

Employees	Clients	Members	Annual Adjusted Prescriptions	Generic Dispensing Ratio	2017 Revenue
27,000	3,000	~80 million	1.4 billion	86.2%	$100.1 billion

Express Scripts keeps patients at the center of everything it does

Innovative Solutions to Improve Care, Cost and Value

Pharmacy Management Capabilities

Supply chain / Formulary management
- Encourages use of generics and preferred brands
- Negotiates discounts from drug manufacturers

Claims processing
- Has auto-adjudication capabilities that process claims instantly
- Promotes patient safety through prospective drug utilization reviews to avoid adverse drug to drug interactions

Mail order pharmacy
- 330+ million adjusted prescriptions dispensed annually

Retail pharmacy network management
- Creates preferred network of aligned retail pharmacies

Specialty pharmacy
- Manages high-cost specialty medications

Clinical Capabilities

- Employs 3,000+ health care professionals to close gaps in care (e.g., improve adherence and reduce waste)
- Helps those who struggle with complex diseases (e.g., cancer, HIV, mental illness) that require a special focus and care model
- Specialty pharmacy, Accredo®, helps bring together a customer's pharmacy, medical and home-based services to drive better outcomes
- Launched two new SafeGuardRx programs in 2017 (in addition to 7 existing programs) to improve care by targeting therapy classes that pose clinical challenges for customers and a significant budget threat to their clients (e.g., inflammatory conditions, diabetes)
- Acquired eviCore, an innovative evidence-based medical benefit management services company that provides utilization management services for health plans and employers and more

✓ Achieved 1.5% pharmacy trend in 2017 – lowest in its history

✓ 44% of clients spent less per person on prescription drugs in 2017 than in 2016 – a negative drug trend

✓ Vast majority of customers saw out-of-pocket costs hold steady at about 14% of total prescription drug cost; the average customer copay increased by just 12 cents

✓ Express Scripts' clinical programs returned $32 billion in savings to its clients in 2017

How Express Scripts is Paid for the Value it Delivers

Transparency and comprehensive solutions align customer value with financial performance

1. Sells its programs and services as an integrated offering, selling various "baskets" of programs and services and prices accordingly
2. Helps identify the medications that create the most positive health outcomes, enabling customers to get the right medication, in the right dosage, at the right time (for the appropriate duration), at a fair price. In addition, unlocks greater value, and reduce costs, by providing customers with information about options of where to access to care – dispensing for economic value



Client
Needs
Services
Programs
Purchase Discounts
Rebates
Guarantees
Solutions
Express Scripts
Various Pricing Packages

3. Provides a number of funding arrangements for clients – including fee based payments, full pass through of rebates, rebate sharing and value-based pricing
4. Pricing arrangements align interests – Express Scripts is generally only successful when its clients save money

Purchase Discounts and Rebates

- ***Today:*** On average, Express Scripts passes through ~90% of the rebates it receives. If clients prefer full pass through, Express Scripts facilitates and adjusts pricing for the basket of services and programs
- ***What would happen if rebates went away:*** Express Scripts would continue to negotiate lower prices from pharmacies and pharmaceutical manufacturers and pass through those savings to its clients. Clients would use an alternate funding / pricing structure

Express Scripts Fact Sheet

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward looking statements, including, but not limited to, the risks associated with the following:

- the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;
- a longer time than anticipated to consummate the proposed merger;
- problems regarding the successful integration of the businesses of Express Scripts and Cigna;
- unexpected costs regarding the proposed merger;
- diversion of management's attention from ongoing business
- operations and opportunities;
- potential litigation associated with the proposed merger;
- the ability to retain key personnel;
- the availability of financing;
- effects on the businesses as a result of uncertainty surrounding the proposed merger; and
- the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.